October 3, 2018

United States Securities and Exchange Commission
Division of Corporate Finance

REF:       Response Letter to SEC comment letter Dated October 3, 2018
American Resources Corporation
Form 10-K/A for the Fiscal Year Ended December 31, 2017
Filed August 28, 2018
File No. 000-55456

Dear Sir or Madam,

With respect to the above-referenced comment letter, please see our responses below, in-line with each of your comments and/or questions.

Form 10-K for the Year Ended December 31, 2017

Overview, page 4

1.
We note your response to comment one. Based on your response it appears a large percentage of your coal is sold as metallurgical coal. However, your average price received is significantly lower than the historical metallurgical coal pricing as disclosed in your charts provided on page 4 of your filing. Please explain.

Response: The prevailing price quotes provided by the indices are based on product delivered to Hampton Road in Virginia. This price is all inclusive of all logistics and handling costs. Our contracts are primarily FOB rail car at our facilities. Therefore, while we do not take logistic risk we also don’t bare the burden of these costs and our sales prices are not grossed up to include those costs.

Basis of Presentation and Consolidation, page F-7

2.
We note your response to prior comment 7 and your proposed disclosures in Notes 1, 5 and 6. It appears that your conclusion for being the primary beneficiary of the subject entities is based upon your power arising from your capacity as a decision maker ("manager").Please explain to us, in detail, your consideration of the guidance in ASC 810-10-55-37 to 37D and 55-38.

Response: The ownership of the entities with a variable interest are held by the 5 individuals who also are the largest shareholders and members of the board (Mark Jensen and Thomas Sauve), officers (Mark Jensen, Thomas Sauve and Kirk Taylor) and members of management (Mark Jensen, Thomas Sauve, Kirk Taylor, Greg Jensen and Adam Jensen). As such all management decisions and operations are handled by these individuals in a dual capacity.

Mine Development, page F-10

3. If true, please clarify your disclosure to state that the costs of developing new coal mines with proven reserves are capitalized and amortized using the units-of-production method over estimated recoverable coal reserves or advise us.

   Response: The mine development disclosures on page F-10 has been expanded to include proven reserves.

After review of the responses and the 10-K/A, please let us know if you have additional questions or comments

____________________________________
Kirk P. Taylor
Chief Financial Officer

American Resources Corporation ● www.AmericanResourcesCorp.comP.O. Box 606 ● Fishers, IN ● 46038Indiana ● Kentucky

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